U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

1.	Name and Address of Reporting Person:
     		James M. Rosel
		     1507 Falcon Ledge Drive
		     Austin  TX   78746
2.	Date of Event Requiring Statement (Month/Day/Year)
     		December 23, 1998
3.	IRS or Social Security Number of Reporting Person (Voluntary)
		     ###-##-####
4.	Issuer Name and Ticker or Trading Symbol
		     ELECTROSOURCE, INC., 	ELSI
5.	Relationship of Reporting Person to Issuer (Check all applicable)
          Yes   X   No ___    Director
          Yes ___   No ___    10% Owner
          Yes ___   No ___    Officer (give title below)
          Yes ___   No ___    Other (specify below)


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instruction 4):
     		Common Stock, $1.00 par value
2.	Amount of Securities Beneficially Owned (Instruction 4):
		     100 shares
3.	Ownership Form:  Direct (D) or Indirect (I) (Instructions 5):
		     Direct
4.	Nature of Indirect Beneficial Ownership (Instruction 4):
		     N/A


TABLE II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instruction 4):
       (1)  Stock Options
       (2)  Warrants
2.	Date of Exercisable and Expiration Date (Month/Day/Year):
       (1)  Options
            A.   Date Exercisable:   January 23, 1999
            B.   Expiration Date:    December 23, 2008
       (2)  Warrants
            A.   Date Exercisable:   On demand
            B.   Expiration Date:    January 22, 2004
3.	Title and Amount of Underlying Securities (Instruction 4):
       A.   Title:                     (1) Stock Options
                                       (2) Warrants
       B.   Amount or Number of Shares (1) 15,000 shares
                                       (2) 25,003 shares
4.	Conversion or Exercise Price of Derivative Security.
       (1)  $1.00 per share
       (2)  $2.5630 per share
5.	Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
   (Instruction 5):
		     Direct
11.	Nature of Indirect Beneficial Ownership (Instruction 5):
		     N/A
Explanation of Responses:
        These options are exercisable 30 days after date of grant. These derivative Securities (options) were issue pursuant to the 1996 Stock Option Plan at no cost to Mr. Rosel. The derivative securities (Warrants) where acquired under the terms of a private placement in January, 1997.



**(Signature of Reporting Person)

            /s/
        James M. Rosel
Date:   January 14, 1999

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.